UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2020
Commission File Number 1-06262
BP p.l.c.
(Translation of registrant’s name into English)
1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-226485, 333-226485-01 AND 333-226485-02) OF BP p.l.c., BP CAPITAL MARKETS p.l.c. AND BP CAPITAL MARKETS AMERICA INC.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186462) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186463) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-199015) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200794) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200795) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207188) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207189) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210316) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210318) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

press release

15 June 2020

Progressing strategy development, bp revises long-term price assumptions, reviews intangible assets and, as a result, expects non-cash impairments and write-offs

In mid-February, BP p.l.c. (bp) laid out a new purpose – to reimagine energy for people and our planet – and its ambition to become a net zero company by 2050 or sooner and to help the world get to net zero. Since then, bp has focused its work in three key areas:

•Developing its strategy to create a more diversified, resilient and lower-carbon energy company
•Reinventing bp into a leaner, faster-moving and lower cost organisation
•Strengthening its finances in response to the challenging environment.

As part of its strategy development, bp has been reviewing its portfolio and its capital development plans. This work is informed by bp’s views of the long-term price environment and its balanced investment criteria. Together these create a framework that seeks to ensure investments align with its strategy and add shareholder value.

In addition, with the COVID-19 pandemic having continued during the second quarter of 2020, bp now sees the prospect of the pandemic having an enduring impact on the global economy, with the potential for weaker demand for energy for a sustained period.

bp’s management also has a growing expectation that the aftermath of the pandemic will accelerate the pace of transition to a lower carbon economy and energy system, as countries seek to ‘build back better’ so that their economies will be more resilient in the future.

As a result of all the above, bp has revised its long-term price assumptions, lowering them and extending the period covered to 2050 so that it is now consistent with its ambition horizon. As part of its long-term strategic planning, and in the context of its continuing focus on capital discipline, bp is also reviewing its intent to develop some of its exploration intangible assets.

These actions will lead to non-cash impairment charges and write-offs in the second quarter, estimated to be in an aggregate range of $13 billion to $17.5 billion post-tax.

“In February we set out to become a net zero company by 2050 or sooner”, said Bernard Looney, bp chief executive officer.

“Since then we have been in action, developing our strategy to become a more diversified, resilient and lower carbon company. As part of that process, we have been reviewing our price assumptions over a longer horizon. That work has been informed by the COVID-19 pandemic, which increasingly looks as if it will have an enduring economic impact.

“So, we have reset our price outlook to reflect that impact and the likelihood of greater efforts to ‘build back better’ towards a Paris-consistent world. We are also reviewing our development plans. All that will result in a significant charge in our upcoming results, but I am confident that these difficult decisions – rooted in our net zero ambition and reaffirmed by the pandemic – will better enable us to compete through the energy transition.”

Revised long-term price assumptions
bp’s revised investment appraisal long-term price assumptions are now an average of around $55/bbl for Brent and $2.90 per mmBtu for Henry Hub gas ($2020 real), from 2021-2050. These lower long-term price assumptions are considered by bp to be broadly in line with a range of transition paths consistent with the Paris climate goals. However, they do not correspond to any specific Paris-consistent scenario.

As a result of the revision of long-term price assumptions used for investment appraisal, bp has also revised the price assumptions it uses in value in-use impairment testing and these are now aligned to bp’s revised investment appraisal price assumptions.

bp has also revised its carbon prices for the period to 2050 and these now include a price of $100/teCO2 in 2030 ($2020 real).

Intangible assets review
bp is also reviewing its intent to develop some of its exploration prospects and consequently is assessing the carrying values of the group’s intangible assets.

Estimated impairment charges and exploration write-offs
bp’s impairment and intangible assets assessments are in progress and it is not possible at this time to precisely determine the impact of the revised impairment testing price assumptions, or the outcome of the assessment of intangible assets, on the group’s financial statements.

However, bp currently estimates that non-cash, pre-tax impairment charges against property, plant & equipment (PP&E) in the range of $8 billion to $11 billion, and write-offs of exploration intangibles in the range of $8 billion to $10 billion, will be reported in its second-quarter 2020 results.

bp currently estimates that the aggregate second-quarter 2020 non-cash, post-tax PP&E impairment charges and exploration intangible write-offs will be in the range of $13 billion to $17.5 billion.

Further information will be provided in bp’s second-quarter 2020 results, expected to be released on 4 August 2020.

Notes:

1.This announcement includes inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014. The person responsible for arranging the release of this announcement on behalf of BP p.l.c. is Ben Mathews, Company Secretary.
2.As set out in bp’s first quarter 2020 financial results, as at 31 March 2020, property, plant & equipment was $130.2 billion (oil and gas properties $88.6 billion) and intangible assets were $15.5 billion, $14.2 billion of which related to exploration intangibles.

3.The investment criteria applied by bp in its investment appraisal process are described in BP Annual Report and Form 20-F 2019, page 19.
4.References in this announcement and these notes to BP Annual Report and Form 20-F 2019 - Note 1, unless otherwise stated, are to BP Annual Report and Form 20-F 2019 - Financial statements – Note 1 – Significant judgements and estimates: recoverability of asset carrying values.
5.Information regarding the carrying amount of the group’s exploration intangibles were given in BP Annual Report and Form 20-F – Financial statements – Note 1 – Significant judgement: exploration and appraisal intangible assets, BP Annual Report and Form 20-F 2019 - Note 1 and Note 8.
6.bp’s revised impairment testing price assumptions for Brent oil and Henry Hub gas are now lower, on average, by approximately 27% and 31% respectively for the period from 2020 to 2050, than the prices referenced in BP Annual Report and Form 20-F 2019 - Note 1.
7.As set out in BP Annual Report and Form 20-F 2019 - Note 1, the majority of bp’s reserves and resources that support the carrying amount of the group’s oil and gas properties are expected to be produced over the next 10 years.
8.The revised average price assumptions for Brent oil and Henry Hub gas for the next 10 years are lower by approximately 30% and 16% respectively than the average prices used to estimate cash flows over this period as disclosed in BP Annual Report and Form 20-F 2019 - Note 1.
9.This announcement updates the price assumptions disclosed in BP Annual Report and Form 20-F 2019 - Financial statements – Note 1, as well as in Note 1 - Impairment testing assumptions, in bp’s first-quarter 2020 results. In addition, the price sensitivity analyses disclosed in BP Annual Report and Form 20-F 2019 - Financial statements – Note 1 – Significant judgements and estimates: recoverability of asset carrying values no longer reflect management’s assessment of the impact of changes in price assumptions on the group’s results.

Further information:
BP press office, London: +44 7831 095541, bppress@bp.com

Cautionary statement:
In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’), bp is providing the following cautionary statement. This press release contains certain forward-looking statements – that is, statements related to future, not past events and circumstances – which may relate to one or more of the financial conditions, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements are generally, but not always, identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions. In particular, among other statements, statements relating to bp’s purpose, net zero ambition, reinvention and strategy, including to be a net zero company by 2050 or sooner and to help the world get to net zero; expectations that the framework created by bp’s views of the long-term price environment and bp’s balanced investment help ensure investments align with its strategy and add shareholder value; statements and expectations relating to the coronavirus pandemic (COVID-19) including its risks, impacts, consequences and challenges; expectations that the aftermath of the COVID-19 pandemic will accelerate the pace of the transition to a lower carbon economy and energy system; expectations regarding how countries’ economies will be rebuilt in the aftermath of the COVID-19 pandemic and how that will contribute to the pace of the transition to a lower carbon economy and energy system; expectations regarding oil and gas prices; expectations that the revision of bp’s long-term price assumptions and review of its intent to develop some of its exploration intangible assets will lead to impairment charges and write-offs in bp’s second quarter results and expectations and estimates of the range of any such charges and write-offs; expectations regarding the revised investment appraisal long-term price assumptions; expectations regarding transition paths and scenarios that are consistent with the Paris climate goals; expectations regarding the revised price assumptions used in value in-use impairment testing; expectations regarding the revised carbon prices for the period to 2050; expectations regarding bp’s review of its intent to develop some of its exploration prospects; plans and expectations regarding the assessment of the carrying value of the group’s intangible assets; expectations and estimates regarding the impact of the revised impairment testing price assumptions, or the outcome of the assessment of the carrying values of the group’s intangible assets, on the group’s financial statements; expectations and estimates for the range of non-cash pre-tax impairment charges against property, plant & equipment (PP&E) and range of write-offs of exploration intangibles which are expected to be reported in bp’s second-quarter 2020 results; expectations and estimates for the range of the aggregate second-quarter 2020 non-cash, post-tax PP&E impairment charges and exploration intangible write-offs; expectations regarding the date on which bp’s second-quarter 2020 results will be released; and expectations that the majority of bp’s reserves and resources that support the carrying amount of the group’s oil and gas properties will be produced over the next 10 years, are all forward looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp. Actual results may differ from those expressed in such statements, depending on a variety of factors including the extent and duration of the impact of current market conditions including the significant drop in the oil price, the impact of COVID-19, overall global economic and business conditions impacting our business and demand for our products as well as the specific factors identified in the discussions accompanying such forward-looking statements and other factors discussed under “Risk Factors” in our most recent Annual Report and Form 20-F and in any of our more recent public reports.
Our most recent Annual Report and Form 20-F and other period filings are available on our website at www.bp.com or can be obtained from the SEC by calling 1-800-SEC-0330 or on its website at www.sec.gov

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)
Dated: 15 June 2020	/s/ Denise Dillon
Denise Dillon
Assistant Secretary